RED MONEY

Set to start filming Fall 2020, the film follows Brian Strickland (Played by Kevin Dillon) and Clark (Played by Busta Rhymes), two detectives who are in a race against time as they track down criminals trying to cash in illegal currency after a declaration made by the President of The United States is set to take place. The order entails all current "green" money will be rendered invaluable and need to be traded in for "red" money...before it's too late!

STARRING


CHARLIE COX


MEGAN FOX


HARVEY KEITEL


KEVIN DILLON


TARYN MANNING


DMX


EVANNA LYNCH


BUSTA RHYMES

BUDGET: DUE TO THE INFLUX OF TALENT, THE BUDGET IS 1.5 MILLION. CURRENTLY, LOOKING TO RAISE 1 MILLION, AS WE HAVE 500 THOUSAND IN PLACE.


STANULIS FILMS